UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pantheon China Acquisition Corp.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

698659109
(CUSIP Number)

Mark Angelo
YA Global Investments, L.P.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Steven S. Goldstein, Esq.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300

December 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 698659109		Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YA Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,398,699
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,398,699
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,398,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 34.27%**
14	TYPE OF REPORTING PERSON* PN

** This calculation is based on 7,000,000 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008.

SCHEDULE 13D
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1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yorkville Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,398,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,398,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,398,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 34.27%**
14	TYPE OF REPORTING PERSON* OO

** This calculation is based on 7,000,000 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008.

SCHEDULE 13D
CUSIP No. 698659109		Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,398,699
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,398,699
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,398,699
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 34.27%**
14	TYPE OF REPORTING PERSON* IN

** This calculation is based on 7,000,000 shares of common stock (“Common Shares”) of Pantheon China Acquisition Corp. (the “Issuer”) outstanding as of November 7, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008.

SCHEDULE 13D

CUSIP No. 698659109	Page 5 of 10

ITEM 1.                      SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.0001 per share (the “Common Shares”), of Pantheon China Acquisition Corp., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is Suite 10-64, #9 Jianguomenwai Avenue, Chaoyang District, Beijing, China~~.~~ 100600.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by YA Global Investments, L.P. (“YA Global”), Yorkville Advisors, LLC (“Yorkville”) and Mark Angelo (“Angelo”) (YA Global, Yorkville and Angelo collectively, the “Reporting Persons”).  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

YA Global, a Cayman Islands exempt limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund that is primarily engaged in the business in investing in securities and other investment opportunities.  Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Investment Manager of YA Global, which is the record holder of the Common Shares reported on the cover pages hereof (the “Subject Shares”).  Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Portfolio Manager of YA Global and President and Managing Member of Yorkville.  Angelo is a citizen of the United States.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) YA Global is a Cayman Islands exempt limited partnership.  Yorkville is a Delaware limited liability company.  Angelo is a citizen of the United States.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

YA Global purchased the Subject Shares (other than 125,000 shares transferred to YA Global as part of the call option fee as described in Item. 6 below) for a total consideration of approximately $13,577,719. The source of funds for such transaction was derived from general working capital of YA Global made in the ordinary course of business.

SCHEDULE 13D

CUSIP No. 698659109	Page 6 of 10

ITEM 4.                      PURPOSE OF TRANSACTION

The Issuer has stated in filings with the Securities and Exchange Commission that it was formed to serve as a vehicle to acquire, through a stock exchange, asset acquisition or other similar business combination, or control, through contractual arrangements, an operating business that has its principal operations located in the People’s Republic of China.  As described in the Issuer’s definitive proxy statement filed on December 4, 2008 with the Securities and Exchange Commission, the Issuer is currently seeking approval from holders of its Common Shares of proposed amendments to its certificate of incorporation (the “Extension Amendment”) to extend the time in which it must complete a business combination before it is required to be liquidated and grant conversion rights to holders of its public Common Shares in connection with such vote to approve the Extension Amendment.  The purpose of the Extension Amendment is to allow the Issuer more time to complete its proposed business combination (the “Business Combination”) with China Cord Blood Services Corporation pursuant to the Agreement and Plan of Merger, Conversion and Share Exchange, dated as of November 3, 2008 (the “Merger Agreement”).

As part of these arrangements, Modern Develop Limited (“Modern”) negotiated with the Reporting Persons and another institutional investor to explore the means by which a sufficient number of the Issuer’s public Common Shares could be purchased through negotiated private transactions with the voting of such shares by such institutional investors to be in favor of the Extension Amendment.  Accordingly, simultaneously with the entering into stock purchase agreements with stockholders of the Issuer for the purchase of an aggregate of 2,273,699 Common Shares at a purchase price of approximately $5.97 per share, YA Global entered into a Put and Call Option Agreement pursuant to which Modern agreed to be obligated to purchase, and YA Global agreed to be obligated to sell, the Common Shares purchased at an exercise price of $5.97 per share in exchange for an option fee.

The call option was written by YA Global with respect to an equal number of Issuer public Common Shares that have been purchased through the privately negotiated transaction at a price of approximately $5.97 per share, which price approximates the estimated liquidation distribution per share as Issuer’s common stockholders might receive in the event stockholders did not approve the Extension Amendment and the Issuer were forced to liquidate less a time-value-of-money discount. In connection with the transaction effecting such purchases, the Issuer advised the Reporting Persons that, together with another institutional investor, they now control sufficient voting power of outstanding Common Shares to approve the Extension Amendment being voted on at the special meeting scheduled for December 14, 2008 for such purpose.  In connection with such purchases, YA Global appointed Albert Chen and Mark Chen, directors and executive officers of the Issuer, as their proxies for the purpose of voting at the meeting to approve the Extension Amendment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Based upon the September 30, 2008 Form 10-Q of the Issuer, 7,000,000 Common Shares were outstanding as of November 7, 2008. Based on the foregoing, the Subject Shares represented approximately 34.27% of the Common Shares outstanding as of such date.

(b) YA Global has the sole power to vote and to dispose of all of the Subject Shares it owns.  Yorkville, as the Investment Manager, has the shared power to direct the vote and/or to direct the disposition of the Subject Shares directly owned by YA Global.  Angelo, as the Portfolio Manager of YA Global and President and Managing Member of Yorkville, has the shared power to direct the vote and/or to direct the disposition of the Subject Shares directly owned by YA Global.

SCHEDULE 13D

CUSIP No. 698659109	Page 7 of 10

Yorkville, as the Investment Manager of YA Global, and Angelo as the Portfolio Manager of YA Global and Managing Member of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Subject Shares.  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any Common Shares.

The Reporting Persons acquired the Subject Shares simultaneously with the acquisition of 2,273,700 Common Shares by another institutional investor.  The Reporting Persons have no prior relationship with such institutional investor.  The Reporting Persons disclaim beneficial ownership of the Common Shares purchased by such institutional investor and such institutional investor disclaims beneficial ownership of the Common Shares purchased by the Reporting Persons.

(c) On December 10, 2008, YA Global simultaneously purchased 2,273,700 Common Shares for a purchase price of approximately $5.97 per share from stockholders of the Issuer in privately negotiated transactions.  In addition, simultaneously therewith, YA Global received all right, title and interest in an aggregate of 125,000 Common Shares from a stockholder of the Issuer.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares issuable to YA Global.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 10, 2008, YA Global entered into a Put and Call Option Agreement (the “Agreement”) with the Issuer and Modern simultaneously with the entering into purchase agreements with stockholders of the Issuer for the privately negotiated purchase of 2,273,699 Common Shares.  Pursuant to the Agreement, Modern agreed to be obligated to purchase, and YA Global agreed to be obligated to sell, an aggregate of 2,273,699 Common Shares at an exercise price of $5.97 per share.  Modern’s call option has an initial term commencing on the date of the Agreement and ending on June 30, 2009, and may be extended to September 30, 2009 but in either case not later than the record date for the meeting to approve the Business Combination if not exercised sooner.  Modern is paying YA Global an aggregate option fee of $1,091,376 for the initial term of the call option and in the event Modern elects to extend the call option, it will pay an extension aggregate option fee of $965,640 to YA Global.  In addition, pursuant to the Agreement, Mark D. Chen transferred and assigned all right, title and interest in 125,000 Common Shares to YA Global, subject to delayed delivery of the physical stock certificates upon termination of the escrow period as defined in the Escrow Agreement dated December 14, 2006 to which Mr. Chen was a party.  Payment of the full option fee is contingent on the Issuer receiving approval from holders of its Common Shares of the Extension Amendment to extend the time in which it must complete the Business Combination before it is required to be liquidated.  Except as contemplated by the Agreement, YA Global has agreed that it will not sell or otherwise dispose of the Common Shares until the earlier of nine months from the closing of the purchase of the Common Shares or the closing of the Business Combination.

SCHEDULE 13D

CUSIP No. 698659109	Page 8 of 10

Pursuant to the Agreement, Modern granted YA Global a put option to require Modern to buy from YA Global any or all of the Common Shares owned by YA Global at an option price of $5.97 per share on the fifth business day preceding the special meeting of the Issuer’s stockholders in connection with the approval of the Business Combination.  YA Global may vote against the Business Combination proposal presented at such special meeting if the call option has not been exercised and the option price to be received by YA Global has not been fully paid prior to such meeting.

Pursuant to the Agreement, the Issuer has agreed to effect a liquidation in accordance with Delaware law in the event that the Extension is not approved, the proposed Business Combination is abandoned prior to exercise of either the put or call option or Modern elects not to extend the period of the call option.

In connection with the purchases of Issuer common stock made pursuant to stock purchase agreements with the Issuer’s stockholders, YA Global appointed Albert Chen and Mark Chen, directors and executive officers of the Issuer, as their proxies for the purpose of voting at the meeting to approve the Extension Amendment.

To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

EXHIBITS

1.	Put and Call Option Agreement dated December 10, 2008.
2.	Form of Stock Purchase Agreement relating to purchase of Common Stock from stockholders of Pantheon.
3.	Joint Filing Agreement, dated as of December 16, 2008, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SCHEDULE 13D

CUSIP No. 698659109	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2008		REPORTING PERSONS:

YA GLOBAL INVESTMENTS, L.P.
	By:	Yorkville Advisors, LLC
	Its:	Investment Manager

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer

YORKVILLE ADVISORS, LLC

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer

/s/ Mark Angelo
Mark Angelo

SCHEDULE 13D

CUSIP No. 698659109	Page 10 of 10

EXHIBIT 3

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that any schedule 13G or 13D filed with the Securities and Exchange Commission after the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.0001 per share, of Pantheon China Acquisition Corp., a Delaware corporation (the "Company"), will be filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13g-1 under the Securities Exchange Act of 1934, as amended.

The undersigned, hereby severally and individually constitute and appoint Steven Goldstein, Chief Compliance Officer of YA Global Investments, L.P., and each of them, as true and lawful attorneys-in-fact for the undersigned, in any and all capacities, with full power of substitution, to sign any schedule 13G or 13D with respect to the Company and all amendments thereto with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or either of them, may lawfully do or cause to be done by virtue hereof.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of December 16, 2008

YA GLOBAL INVESTMENTS, L.P.
By:	Yorkville Advisors, LLC
Its:	Investment Manager

By:	/s/ Steven S. Goldstein
Name:	Steven S. Goldstein, Esq.
Its:	Chief Compliance Officer

YORKVILLE ADVISORS, LLC

By:	/s/ Steven S. Goldstein
Name:	Steven S. Goldstein, Esq.
Its:	Chief Compliance Officer

/s/ Mark Angelo
Mark Angelo